Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,
(dollars in thousands)	2017		2016		2015		2014		2013
Including Interest on Deposits Earnings:
Net income before income tax	$26,471		$50,431		$35,415		$15,467		$20,528
Add - total fixed charges	24,427		16,781		13,696		20,390		16,539
Less - preferred stock dividends(a)	83		-		-		11,694		7,258
Total earnings	$50,815		$67,212		$49,111		$24,163		$29,809
Fixed Charges:
Total interest expense	$23,451		$15,995		$12,889		$8,543		$9,069
Interest included in operating lease rental expense(b)	893		786		807		153		212
Preferred stock dividends(a)	83		-		-		11,694		7,258
Total fixed charges	$24,427		$16,781		$13,696		$20,390		$16,539

Ratio of earnings to fixed charges and preferred stock dividends	2.08	x	4.01	x	3.59	x	1.19	x	1.80	x
Ratio of earnings to fixed charges	2.09	x	4.01	x	3.59	x	2.78	x	3.21	x

Exclude Interest on Deposits Earnings:
Net income before taxes	$26,471		$50,431		$35,415		$15,467		$20,528
Add - total fixed charges excluding interest on deposits	12,295		7,845		6,185		15,192		10,826
Less - preferred stock dividends(a)	83		-		-		11,694		7,258
Total earnings	$38,683		$58,276		$41,600		$18,965		$24,096

Fixed Charges:
Total interest expense	$23,451		$15,995		$12,889		$8,543		$9,069
Less - interest expense on deposits	12,132		8,936		7,511		5,198		5,713
Interest included in operating lease rental expense(b)	893		786		807		153		212
Preferred stock dividends(a)	83		-		-		11,694		7,258
Total fixed charges excluding interest on deposits	$12,295		$7,845		$6,185		$15,192		$10,826

Ratio of earnings to fixed charges and preferred stock dividends	3.15	x	7.43	x	6.73	x	1.25	x	2.23	x
Ratio of earnings to fixed charges	3.17	x	7.43	x	6.73	x	5.42	x	6.75	x